FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 22, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Restructuring Update dated 22 December, 2004


NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES

22 December 2004

British Energy plc

Restructuring Update
Results of Members' and Creditors' meetings

British Energy plc today held the Members' and Creditors' meetings convened by the circulars to shareholders and creditors dated 29 November 2004 (the "Circulars"). The requisite majorities of creditors and shareholders duly approved the Creditors' Scheme, Members' Scheme and Disposal (as such terms are defined in the circulars) at these meetings.

The Company will now seek Court sanction for the Creditors' Scheme and the Members' Scheme. The indicative timetable for the Agreed Restructuring anticipates these hearings will be held in mid-January 2005. If the Schemes are sanctioned by the Court completion of the Agreed Restructuring and admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and to trading on the London Stock Exchange are expected to follow shortly thereafter. However, the indicative timetable is the best case expectation and may be subject to change.

Furthermore the Agreed Restructuring remains subject to a number of important conditions and risks factors described in the Circulars.

Shareholders should note that under the proposals, unless they elect to receive new shares and/or warrants by returning a form of election by 6.00pm on 13 January 2005, any new shares and warrants to which they would be entitled will be sold in the market and the proceeds remitted to them.

If both the Creditors' Scheme and Members' Scheme become effective, shareholders will receive 2.5 per cent. of issued ordinary share capital of British Energy Group plc and warrants to subscribe approximately GBP29 million for further ordinary shares representing 5 per cent. of its thereby diluted share capital immediately following completion of the Agreed Restructuring.

If for any reason the Members' Scheme lapses but the Creditors' Scheme becomes effective the Company will proceed with the Disposal and existing shareholders will only receive the warrants.

If for any reason the Creditors' Scheme lapses and the Company is unable to implement the Proposed Restructuring prior to the present long stop date of 31 March 2005 or any extended long stop dates and a replacement standstill cannot be agreed with creditors shortly thereafter, it would be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsettled liabilities and it is highly unlikely there would be any return to shareholders.


Contact:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01506 408 715        (Investor Relations)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 22, 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations